Filed by Tyco International Ltd.
              Pursuant to Rule 425 Under the Securities Act of 1933
                         Filers: Tyco International Ltd.
                        Subject Company: InnerDyne, Inc.
            File Number for Related Registration Statement: 333-48180

FOR IMMEDIATE RELEASE
(Friday, November 10, 2000)

CONTACTS
TYCO:
Investor Relations                          Public Relations
Brad McGee                                  Judith Czelusniak
Executive Vice President,                   Senior Vice President
Chief Strategy Officer                      Tyco International (US) Inc.
Tyco International (US) Inc.                561-988-7424
603-778-9700

INNERDYNE:
William G. Mavity
President/CEO
InnerDyne, Inc.
408-745-6010

             INNERDYNE EXCHANGE OFFER EXTENDED TO NOVEMBER 29, 2000


PEMBROKE, Bermuda and SUNNYVALE, Calif., Nov. 10 -- Tyco International Ltd. (NYSE: TYC; LSE: TYI; BSX: TYC), a diversified manufacturing and service company, and InnerDyne, Inc. (Nasdaq: IDYN), a medical manufacturer and distributor of patented radial dilating access devices used in minimally invasive surgical procedures, today announced that the expiration date for the exchange offer of Tyco Acquisition Corp. X for the common stock of InnerDyne has been extended to midnight, New York City time, on Wednesday, November 29, 2000. The extension is necessary because, at the request of the Federal Trade Commission, Tyco and InnerDyne have withdrawn and refiled their premerger notification forms under the Hart-Scott-Rodino Act. Under procedures of the Department of Justice's Antitrust Division and the FTC, the FTC was designated yesterday as the reviewing agency for the transaction. The effect of the refiling is to extend the HSR waiting period to December 9, 2000, although Tyco has requested early termination of the waiting period.

Tyco Acquisition is offering to exchange a fraction of a Tyco common share valued at $7.50, determined as described in the prospectus for the offer, for each share of InnerDyne common stock.

ABOUT INNERDYNE

InnerDyne designs, develops and manufactures minimally invasive surgical access products that incorporate the company's proprietary radial dilation technology, including the patented Step(TM) expandable needle system. Radial dilation provides surgical access through expansion of a very small opening using progressively larger blunt instruments.

ABOUT TYCO INTERNATIONAL

Tyco is a diversified manufacturing and service company. Tyco is the world's largest manufacturer and servicer of electrical and electronic components; the world's largest designer, manufacturer, installer and servicer of undersea telecommunications systems; the world's largest manufacturer, installer and provider of fire protection systems and electronic security services, and the world's largest manufacturer of flow control valves. Tyco also holds strong leadership positions in disposable medical products, diagnostic imaging, bulk pharmaceuticals, wound closure, plastics and adhesives. Tyco operates in more than 100 countries and has reported fiscal 2000 sales of approximately $28.9 billion.